April 20, 2015
Via EDGAR
Mr. Michael Clampitt
Senior Staff Attorney
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:
Nationstar Mortgage Holdings Inc.
Registration Statement on Form S-3
Filed March 2, 2015
File No. 333-202397
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed February 27, 2015
File No. 001-35449

Dear Mr. Clampitt:
Nationstar Mortgage Holdings Inc. (the “Company”) has received the comment letter dated March 27, 2015 (the “Comment Letter”) from the staff of the Department of Corporation Finance of the Securities and Exchange Commission (the “Staff”), relating to the above-referenced filings and is currently in the process of preparing a response.
Pursuant to a conversation today with Mr. Marc Thomas of the Staff, we are filing this correspondence to confirm that the Company intends to submit a response to the Comment Letter no later than April 27, 2015.
Sincerely,
/s/ Robert D. Stiles
Robert D. Stiles
Chief Financial Officer
cc:    Marc Thomas (Securities and Exchange Commission)

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8950 Cypress Waters Boulevard, Coppell, TX 75019 • www.NationstarMtg.com